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Not for release, publication, or distribution in whole or in part in or into
Canada, Australia or Japan.

                                                                   24 March 1997

             NYNEX CABLECOMMS GROUP PLC/NYNEX CABLECOMMS GROUP INC.
                    ("NYNEX CABLECOMMS" OR THE "COMPANIES")
       RECOMMENDED OFFERS BY CABLE & WIRELESS COMMUNICATIONS PLC ("CWC")

    The Boards of NYNEX CableComms draw the attention of shareholders to the announcement today by CWC of recommended offers ("the Offers") to be made for the Companies. The independent Offer Committees of the Boards of Directors of NYNEX CableComms (together, the "Offer Committees") have determined that the Offers are fair to, and in the best interests of, the public shareholders of NYNEX CableComms and have recommended that the public shareholders accept the Offers and tender their shares pursuant to the Offers.

    Full details of the Offers are contained in CWC's Offers to Purchase/Prospectus dated 21 March 1997, which will be sent to shareholders shortly. The recommendations of the independent Offer Committees, and the basis for them, are contained in NYNEX CableComms' Solicitation/Recommendation Statement on Schedule 14D-9 filed under the U.S. Securities Exchange Act of 1934, which will be sent to shareholders shortly. SBC Warburg, a division of Swiss Bank Corporation, is acting as adviser to the independent Offer Committees.

    John F. Killian, President and Chief Executive Office of NYNEX CableComms, said: "The Offers represent the culmination of much hard work by the many parties concerned, including the employees of NYNEX CableComms. I congratulate those involved on their contribution. The merger with Mercury Communications and Bell Cablemedia within CWC represents a major milestone for NYNEX CableComms and in the development of the cable industry in the U.K.."

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
Enquiries:

NYNEX CableComms               Graham Robertson               0181 873 2000
                               Allen Saunders

SBC Warburg                    Aidan Clegg                    0171 606 1066
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    Issued by NYNEX CableComms Group PLC and NYNEX CableComms Group Inc. whose directors accept responsibility for the information contained herein. To the best of the knowledge and belief of such directors (who have taken reasonable care to ensure such is the case) such information is in accordance with the facts and does not omit any information likely to affect its import.

    The foregoing statements of responsibility are included solely to comply with the City Code on Takeovers and Mergers and shall not be deemed to establish or expand or limit liability under the U.S. securities laws or under the laws of any state of the U.S.

    SBC Warburg, a division of Swiss Bank Corporation, which is regulated in the United Kingdom by the Securities and Futures Authority Limited, is acting as financial adviser to the independent Offer Committees and no one else in connection with the Offers and will not be responsible (under U.K. law) to anyone other than the independent Offer Committees for providing the protections afforded to its customers or for providing advice in relation to the Offers.